ENVOY COMMUNICATIONS GROUP INC.
ANNOUNCES LAUNCH OF MERCHANT BANKING BUSINESS
Envoy Capital Group
TORONTO, ON — UNDER EMBARGO UNTIL JANUARY 19th, 2006 AT 9:00 A.M.
Envoy Communications Group Inc. is pleased to announce that its board of directors has approved the launch of Envoy Capital Group. Envoy Capital Group will be a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy has capitalized this new division with an investment of approximately $35 million.
“We believe that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need” said Envoy CEO Geoff Genovese. “Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.”
Envoy Capital Group’s primary objective is to provide asset backed bridge loans of between $500,000 and $3,000,000 to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development. It will compliment its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services. Envoy Capital Group’s mission is to build wealth. Its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Envoy Capital Group’s goal is to deliver superior returns on a consistent basis and to create value for its shareholders.
Envoy is also pleased to announce the appointment of Joe Leeder as Chief Financial Officer and Executive Vice President Mergers and Acquisitions. Mr. Leeder has an extensive background in the area of mergers, acquisitions, financings and has gained a broad range of financial consulting experience during his eight years as a partner in the financial advisory services group of KPMG. As Envoy’s CFO from 1998 to 2003, Mr. Leeder also has a valuable knowledge of Envoy’s financial history. “I am excited about the opportunity to once again be a part of the Envoy team and to play a role in the launch of its new merchant banking business. We have the capital in place and we have the background and experience to make this a successful venture for Envoy” said Mr. Leeder. “The size of Envoy Capital Group will permit it to respond quickly and effectively in providing its financial services and investing its capital”.

Going forward, management anticipates that Envoy Communications Group Inc. will remain profitable and cash flow positive for the current fiscal year. Results for the first quarter will be released during the week of February 13, 2006.
About Envoy
Envoy Communications Group Inc. (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to.
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to